FORM 4 [X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL
OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . 0.5
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Clark, Edward 1636 Village Glen Drive Raleigh, NC 27612	2. Issuer Name and Ticker or Trading Symbol Commercial Net Lease Realty, Inc. NNN	4. Statement for (Month/Year) June 2002	6. Relationship of Reporting Person to Issuer (Check all appropriate) X Director 10% Owner Officer (Give title below) Other (Specify below)
	3. Social Security Number (voluntary)	5. If Amendment, Date of Original (Month/Year)	7. Individual of Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than one Reporting Person
TABLE I - Non Derivative Securities Acquired, Disposed of or Beneficially Owned.
1. Title of Security (Instr. 8)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Owned at End of Month (Instr. 3 nd 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	N/A						1,300	D
Common Stock	N/A						635	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v)	(Over) SEC 1474 (7-96)
TABLE II - Derivative Securities Acquired, Disposed of or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conver- sion or Exercise Price of Deriva- tive Security	3. Transac- tion Date (Month/ Day/	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Securities (Instr. 5)	9. Number of Derivative Underlying Securities Benefically Owned at End of Month (Instr. 3 and 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of- Shares
Options (Right to buy)	$13.20	02/19/02	A	V	2,500		(1)	02/19/12	Common Stock	2,500	-0-	25,775	D

Explanation of Responses:

(1)  Stock options were granted under the Commercial Net Lease Realty, Inc. 2000 Performance Incentive Plan in a transaction exempt under
       Rule 16b-3. The options are exercisable in cumulative one-third installments commencing one year from the date of the grant, with full vesting occuring on the third anniversary date.

  /s/Edward Clark                                   July 3, 2002
Signature of Reporting Person            Date

**  Intentional missstatements or omissions of facts constitute Federal Criminal Violations
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).